10/21

03037048

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME EnviroMission Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

FILE NO. 82- 34693 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 11/3/03

03 OCT 21 ... 7:21

Enviro Mission

RECEIVED OCT 16 2003 SEC MAIL PROCESSING SECTION WASH, D.C. 187

ARLS 6-30-03

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Tuesday, 30 September, 2003

COMPANY ANNOUNCEMENT

2003 Annual Report

The 2002 – 2003 Annual Report for EnviroMission Limited follows.

Ends.

Ian Riley
Chief Financial Officer
EnviroMission Limited

EnviroMission Limited

ACN 094 963 238

Annual Report
Year Ended 30 June 2003

Corporate Directory

Directors
Martin H Thomas (Chairman)
Roger C Davey (Chief Executive Officer)
Stephen D Graves
Geoff M Parkinson

Company Secretary
Ian D Riley

Registered Office and Principal Operations Office
Ground floor
3 Raglan Street
South Melbourne Victoria
Australia
Telephone +61 (3) 8823 5333
Facsimile +61 (3) 9822 8186
Email evm.admin@enviromission.com.au
Website www.enviromission.com.au

Share Register
Computershare Investor Services Pty Ltd
Level 2
45 St George's Terrace
Perth, Western Australia 6000
Australia
Telephone +61 (8) 9323 2000
Facsimile +61 (8) 9323 2033
Website www.computershare.com

Auditors
PKF
Level 11, 485 Latrobe Street
Melbourne, Victoria 3000
Australia

Incorporated 24 November 2000
ASX Code: EVM – Ordinary Shares

Table of Contents

Dear Shareholders,

The opportunity for Solar Tower development in Australia and international markets continues to strengthen.

Australian energy requirements are increasing in parallel with the growing political and social awareness of the correlation between greenhouse gas emissions and global warming. Security of energy supply is a priority of governments and regulators alongside objectives to reduce greenhouse gas emissions.

The maintenance of lifestyle and development objectives are increasingly being considered in the light of environmental obligations and a recent Newspoll survey for Greenpeace found that 83% of Australians would be willing to pay extra each bill for clean green electricity.

From the outset, an awareness of Australia's increasing attention to lowering greenhouse gas emissions through smarter technologies was a draw card for choosing Australia first for Solar Tower development.

To date EnviroMission has achieved solid progress in the endeavour to develop Solar Tower technology for the Australian energy market and is currently in the final stages of pre-feasibility to prove the commercial merit of the development.

The pre-feasibility stage is defined by extensive third party collaboration and partnering to validate the economics of the project. The collaborative approach has also been central to harnessing critical technical expertise and resources and has resulted in an overall reduction in EnviroMission's operational overheads with a loss from ordinary activities reduced by $1,571,603 from the previous year largely due to non recurring expenses in the 2002 year.

Operational overheads have been able to be reduced in the following areas:

- Streamlined organisational structure.
- Change of business premises aligned to current operational needs; greatly reducing annual property lease expenses.

Investment support for new technologies is sought in a highly competitive environment and EnviroMission was successful in raising $941,838 after costs for working capital during the period.

EnviroMission also became eligible for Research and Development Tax Offset from AusIndustry's Research and Development Board and received a rebate of $146,728. This eligibility confirms the research and development status of the work being undertaken by EnviroMission with its partners.

In November 2002 EnviroMission signed a Heads of Agreement with Leighton Contractors Pty Ltd to work with EnviroMission to progress technology to commercialisation.

Non-energy business opportunities associated with the project are also being verified and are expected to prove revenue from tourism, naming rights, agribusiness, and telecommunications alongside revenue expected from the power take-out proposed from the power station.

The substantial green energy opportunity is confirmed with the Memorandum of Understanding signed with Australian Gas Light Electricity to formalize negotiations for 100% take-up of the green energy to be generated from the technology.

Continuous intellectual property development associated with the substantial advances with design and construction parameters achieved during pre-feasibility will be protected through the formation of a Global Intellectual Property Company. Formation of a Global Intellectual Property Company will ensure ongoing fee revenues for EnviroMission should the anticipated success of the technology in Australia and international markets be achieved.

SolarMission Technologies, Inc (formerly Energen Global Inc) EnviroMission's largest shareholder and holder of the international licence to Solar Tower technology in key strategic markets has commenced the process to commercialise the technology in the United States.

Solar Tower superlatives continued in media coverage over the 2002 – 2003 period; "Shining proposal for Sunraysia" (Government News, Vol 23, No 7); "Sky's the limit for Mildura's power tower" (Herald/Sun April 21, 2003); "Powerful Ambitions - 'Green energy companies have been spurned by investor recently, but some of them are still thinking big'" (Business Review Weekly, April, 2003).

Discovery Channel in Japan, Norway and Canada, along with a growing contingent of documentary production houses have included Solar Tower technology in programs addressing renewable energy issues. Producers have consistently sighted international interest in the innovation of this Australian world-first renewable energy venture.

Time Magazine featured the technology as one of the most important 200 inventions of the year (November 18, 2002) in a special feature dedicated to a future that is already upon us.

A signature edition of The Bulletin (May 13, 2003), '2023, The Future of Australia – Where we'll be in 20 years' highlighted Solar Tower technology as one of the new technologies that "offer prospects for weaning Australia away from high-carbon fuels".

Solar Tower technology has also harnessed government recognition with Major Project Facilitation (MPF) status awarded by the Federal Government and State Significant Development (SSD) status granted by the NSW State Government.

Investors in EnviroMission are investing not only in the development of a breakthrough technology they are investing in a paradigm shift to support new ways to tackle the energy challenge.

The highlights of the past year are now the foundations for the prospects of the coming year – a year planned to bring Solar Tower power station closer to reality.

Roger Chalmers Davey
Chief Executive Officer
Executive Director

Corporate Governance Statement

EnviroMission Limited wishes to build and maintain a reputation for integrity. The reputation and integrity of EnviroMission depends on its directors and employees acting, and being seen as acting, in a way which is consistent with the high standards of business ethics adopted by EnviroMission.

EnviroMission's Corporate Governance Policy and associated Code of Conduct will help to maintain high standards throughout the organisation and to enhance the Company's reputation for fair, honest and responsible dealing. It is a guide for all directors and employees of EnviroMission in the way we do business. It is intended that the practices outlined in the policy are in accord with current trends and best practice for corporate governance in the community in which we operate.

Board of Directors
The Board of Directors of EnviroMission Limited is responsible for corporate governance of the entity. The Board consists of four directors at 30 June 2003. The names and relevant details of the directors at 30 June 2003 are provided in the Corporate Directory.

In ensuring a high standard of corporate governance across EnviroMission, the Board of Directors has adopted a detailed Corporate Governance Policy incorporating a code of conduct and relevant committees to assist them to meet corporate governance requirements.

Audit Committee
The Board of Directors has established an Audit Committee to provide a review and/or advisory capacity to assist the Board of Directors in fulfilling its responsibilities relating to:

- accounting and reporting practices
- compliance with relevant laws
- internal and external audit

The Audit Committee has the following members:

- Chief Executive Officer – Roger Davey
- Non Executive Director – Stephen Graves
- Non Executive Director – Geoff Parkinson (Chairman)
- Chief Financial Officer – Ian Riley

In addition, the Company Auditor, PKF (formerly Spencer & Co) is given a standing invitation to attend meetings of the Committee.

The Audit Committee met twice in the period to 30 June 2003. The minutes of the Committee were provided to the EnviroMission Board of Directors.

Remuneration and Nomination Committee
The Board of Directors has established a Remuneration and Nomination Committee to enable proper controls to apply in the remuneration of directors and senior executives and to be a forum for the discussion of new initiatives in the area of remuneration generally.

The Remuneration and Nomination Committee has the following members:

- Chairman – Martin Thomas (Chairman)
- Chief Executive Officer – Roger Davey
- Non Executive Director – Stephen Graves
- Human Resources Manager – Jennifer Pearce

The Remuneration and Nomination Committee met once in the period to 30 June 2003. The minutes of the Committee were provided to the EnviroMission Board of Directors.

Continuous Disclosure Policy

EnviroMission is committed to ensuring compliance with continuous disclosure obligations under the Corporations Act 2001 and the Australian Stock Exchange (ASX) Listing Rules. Accordingly the Board of Directors has implemented a continuous disclosure policy.

The continuous disclosure policy outlines practical steps for EnviroMission to take to ensure it meets both the letter and the spirit of continuous disclosure requirements. The policy aims to ensure that the widest audience of investors have access to company information released under the continuous disclosure rules.

A key tenet of the policy is the appointment of a Continuous Disclosure Officer to be responsible for the establishment, implementation, management, conformance and continual improvement of the Continuous Disclosure requirements of the Corporations Act 2001 and ASX.

Code of Conduct/Ethical Standards

The directors and employees of EnviroMission have developed a set of values to help maintain high standards throughout the organisation and to enhance our reputation for fair and responsible dealing.

Any particular situation involving the Code of Conduct can be tested by asking the question "What is the right thing to do?" The following minimum standards have been developed to apply in all situations when representing EnviroMission:

- We respect the law and act accordingly
- We do not allow personal interests or interests of any associated persons to result in conflicts of interest
- We use EnviroMission's assets responsibly and in the best interests of EnviroMission
- We conduct ourselves with integrity, are fair and honest in our dealings and treat others with dignity
- We are responsible for our actions and accountable for their consequences

On 31 March 2003, the ASX Corporate Governance Council ("the Council") published its guidance on Corporate Governance, titled the Principles of Good Corporate Governance and Best Practice Recommendations. This document articulates 10 core principles that the Council believe underpin Good Corporate Governance. In its announcement, the Council has detailed best practice recommendations and a guide to reporting each core principle.

Implementation of the Council's recommendation is not mandatory. However, it is the Board's intention to implement best practice recommendations that will improve the Corporate Governance of EnviroMission Limited and are practical to implement given our size.

Directors' Report

The Directors herewith present their report on EnviroMission Limited (**"Company"**) and its controlled entity for the financial year ended 30 June 2003. EnviroMission Limited is incorporated and domiciled in Australia.

The names of the Directors in office at any time during or since the end of the year, together with particulars of their qualifications and experience are:

Martin Hallowell Thomas AM, FTSE, HonFIEAust, FAIE
Non-Executive Chairman
Age 69 (Director since 31 July 2001)
Mr Thomas is the Chairman of the Company. As a former Principal of Sinclair Knight Merz, Mr Thomas has over 30 years experience as a consulting engineer in the power and energy sector. He was the founding Managing Director of the Australian Co-operative Research Centre for Renewable Energy and Greenhouse Gas Abatement Technologies. He was Chairman of the Electricity Council of New South Wales for six years. Mr Thomas has been responsible for numerous power generation and energy management projects in Australia and overseas.

Mr Thomas has played a leading role in many engineering and energy organisations. He is the immediate past President of the Australian Institute of Energy, a past President of The Institution of Engineers Australia, a past Vice-President of the Australian Academy of Technological Sciences and Engineering and past Chairman of the National Engineering Registration Board.

Previous Board appointments include Deputy Chairman of Australian Inland Energy and Water and Non Executive Director of the Tyree Group of Companies.

Stephen Doyle Graves BA Economics (Cum Laude), MBA Finance
Non-Executive Director
Age 53 (Director since 31 July 2001)
Mr Graves is a Director of the Company. He has extensive experience in the energy industry and with funding infrastructure projects.

As Treasurer of Mobil Oil Australia Pty Ltd and New Zealand, he has operated a multi-billion dollar finance company (as President) responsible for funding Mobil Corporation's capital requirements in the Pacific Region. As a senior consultant to Ernst & Young, Mr Graves provided financial, tax, audit and systems advice and support for both internal and external clients.

Mr Graves has also acted as a senior adviser to the chief executive of a government owned utility with an annual turnover of $1 billion.

Mr Graves has a Master of Business Administration in Finance (University of California at Los Angeles) and a Bachelor of Arts (Cum Laude) in Economics (University of Washington, Seattle).

Geoffrey Max Parkinson
Non-Executive Director
Age 47 (Director since 2 November 2000)
Mr Geoffrey Parkinson has 30 years experience in the banking and finance sector in key executive director and management roles. He has contributed extensively to the development of the sector through his widely adopted training and development programmes.

Mr Parkinson is founder and director of West Australian based Mortgage Originator entity FinanceCorp Pty Ltd.

Roger Chalmers Davey B.Bus, CPA, CFTP
Executive Director, Chief Executive Officer
Age 57 (Director since 31 July 2001)
Mr Davey is a director and Chief Executive Officer of the Company. Mr Davey has extensive working knowledge of, and experience in, commodity and financial risk management.

Mr Davey holds qualifications of Bachelor of Business (Economics/Accounting), Member of Certified Practising Accountants, Member of Securities Institute of Australia and Member of the Finance and Treasury Association Limited.

Mr Davey is a director of SolarMission Technologies, Inc a major shareholder of EnviroMission. He was a director of Australia's largest stockbroking firm, McIntosh Risk Management Ltd (now Merrill Lynch) and responsible for the creation and development of financial futures operations as managing director of McIntosh Risk Management Ltd. He was a director of the Sydney Futures Exchange Ltd and Bain Refco Commodities Limited, a large Brokerage House owned by Refco Inc, of the USA and Deutsche Bank AG. Mr Davey was responsible for the creation and development of the futures clearing services offered by Deutsche Bank Australia. He has also been a director and Chief Financial Officer of companies listed in Australia, USA and Canada, one with a triple listing on the Vancouver Stock Exchange, NASDAQ and ASX.

Principal Activities and Review of Operations
The principal activities of the Company in the course of the financial period were the development of the Solar Tower project for the Australian market. A review of operations is incorporated in the Chief Executive Officers commentary.

Dividends
No dividend has been paid, provided or recommended during the financial year and to the date of this report.

Results
The net loss for the period ended 30 June 2003 was an operating loss of $2,375,100 (2002: loss of $3,946,703).

Changes in State of Affairs
Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

		$
Fully paid ordinary share capital increased during the year as follows:		
-	Placement of 1,327,386 ordinary shares at 25 cents to raise additional working capital	331,847
-	Options over 800,000 ordinary shares exercised at an exercise price of 20 cents	160,000
-	Placement to investor of 1 million ordinary shares at 25 cents for working capital	250,000
-	Issue of 1,200,000 ordinary shares at 20 cents for services rendered	240,000
-	Placement of 1,267,735 ordinary shares at 20 cents to raise additional working capital	253,547
-	Issue of 675,800 ordinary shares at 20 cents for services rendered	135,160
-	Costs associated with capital raising	(53,566)
Increase in fully paid share capital		1,316,988

Directors' and Executive Officers' Emoluments
The Remuneration and Nomination Committee, consisting of three Directors and the Human Resources Manager is responsible for making recommendations to the Board on remuneration policies and packages applicable to Board members and senior executives of the Company. The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities.

Remuneration of non executive directors is determined by the Board within the maximum amount approved by shareholders from time to time.

The emoluments of each director and the 5 most highly remunerated executive officers are:

Directors

	Directors' fees $	Salary $	Options $	Fees for Services Provided $	Total $
M Thomas	35,000	-	43,282	-	78,282
G Parkinson	20,000	-	43,282	-	63,282
S Graves	20,000	-	-	-	20,000
R Davey	-	-		180,000	180,000
	75,000	-	86,564	180,000	341,564

Details of options granted to directors are detailed on page 9.

Executive Officers

	Salary $	Super-annuation $	Allowances $	Fees for Services Provided $	Total $
R Parker(i)	102,154	12,500	9,917	-	124,571
I Riley	-	-	-	52,500	52,500
	102,154	12,500	9,917	52,500	177,071

(i) Resigned 30 April 2003

There are no other officers involved in the management of the company other than those listed above.

Meetings of Directors
The directors meetings attended by each of the directors of the Company during the financial year are as follows:

Director	Meetings Held	Meetings Attended
Geoffrey Max Parkinson	9	9
Martin Hallowell Thomas	9	9
Stephen Doyle Graves	9	9
Roger Chalmers Davey	9	9

Meetings of Committees
At the date of this report, the Company had an Audit Committee and a Remuneration and Nomination Committee.

Attendance at Committee meetings by member Directors is as follows:

Director	Audit Committee		Remuneration & Nomination Committee	
	No. of Meetings	Attended	No. of Meetings	Attended
Geoffrey Max Parkinson	2	2	-	-
Martin Hallowell Thomas	-	-	1	-
Stephen Doyle Graves	2	2	1	1
Roger Chalmers Davey	2	2	1	1

Directors' Interests
At the date of this report, the direct or indirect interest of each Director of the Company in the issued securities of the Company was as follows:

Director	Fully Paid Ordinary Shares	Share Options
Geoffrey Max Parkinson	20,000	200,000
Martin Hallowell Thomas	100,000	200,000
Stephen Doyle Graves	2,259,886	1,355,933
Roger Chalmers Davey	19,209,039	11,525,423

Related Party Transactions
Details of other transactions with directors and their director-related entities are set out in a related party transaction note to the financial statements.

Significant Events After Balance Date
The following shares have been issued subsequent to 30 June 2003 in relation to three placement issues to raise $200,000:

- 8 August 2003 – 666,667 fully paid ordinary shares at 15 cents raising $100,000
- 29 August 2003 – 333,333 fully paid ordinary shares at 15 cents raising $50,000
- 29 August 2003 – 333,333 fully paid ordinary shares at 15 cents raising $50,000

Included in each placement is a right to purchase up to an equivalent number of shares at 15 cents each until 31 December 2003. If each right is taken up in full an additional $200,000 may be raised.

A further 1,083,190 fully paid shares were issued at 20 cents each on 31 July 2003 for services provided, $216,638.

Environmental Regulations
The operations of the company are not subject to any particular or significant environmental regulations under a Commonwealth, State or Territory Law at this point.

Likely Developments
Information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

Share Options
The Company has not issued any options over issued shares or interests in the Company since the end of the financial year.

During the year the Company granted options over unissued ordinary shares to the following directors:

M H Thomas	200,000
G M Parkinson	200,000

Options were granted pursuant to resolutions passed at the annual general meeting of the company held on 28 November 2002 and are exercisable at 30 cents each ordinary share on or before 30 November 2005. The estimated value of the options to each director calculated at the date of grant using a Black-Scholes model was in the range $35,034 to $51,530. The mid point of this range is $43,282.

The Black-Scholes model takes into account such factors as the exercise price of the option, life of option, price of underlying securities on grant date, volatility of the company's share price, a risk free interest rate and dividend yield. These options had no restrictions and their value has accordingly been recognised in full on the grant date.

Options granted in the prior financial period and held by Mr Stephen Graves and Mr Roger Davey (as listed on page 8) were not acquired in connection with their remuneration as Directors.

At the date of this report, the following options are on issue:

Option Type	Quantity	Expiry Date	Exercise Price
Consideration options to acquire SolarMission	15,000,000	31/12/2005	$0.001
Initial Investor Options	2,000,000	31/12/2005	$0.001
Unlisted Options	5,200,000	31/07/2005	$0.20
Director Options	400,000	30/11/2005	$0.30
Project Options	375,000	28/02/2005	$0.30

During the financial year the Company issued 800,000 ordinary shares at 20 cents per share as a result of the exercise of an equivalent number of options.

Indemnification and Insurance of Directors and Officers
The Company, to the extent permitted by law, indemnifies each director or executive officer against any liability or cost incurred by the person as an officer of the Company including but not limited to negligence or costs incurred in defending proceedings in which judgement is given in favour of the person or in which the person is acquitted.

Signed in accordance with a resolution of the Board of Directors:

R C Davey
Director

Melbourne
25 September 2003

Directors' Declaration

In accordance with a resolution of the Directors of EnviroMission Limited, I state that:

In the opinion of the Directors:

1. the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

   (b) complying with Accounting Standards and Corporations Regulations 2001; and

2. there are reasonable grounds to believe the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

R C Davey
Director

Melbourne
25 September 2003

Statement of Financial Performance
For the Year Ended 30 June 2003

	Note	Consolidated 2003 $	Consolidated 2002 $	Company 2003 $	Company 2002 $
Revenue from ordinary activities	2	148,901	41,314	148,901	40,635
Depreciation and amortisation	3	(525,784)	(520,635)	(18,170)	(13,023)
Employee expenses		(361,572)	(693,093)	(361,572)	(692,982)
Occupancy expenses	3	(62,098)	(64,814)	(62,098)	(58,898)
Business expenses		(121,163)	(195,509)	(121,163)	(190,911)
Travel expenses		(72,618)	(136,765)	(72,618)	(136,765)
Acquisition expenses		-	(558,247)	-	(558,247)
Contracting/consulting expenses		(1,266,475)	(795,168)	(1,266,475)	(845,775)
Write off goodwill on consolidation		-	(933,351)	-	-
Borrowing costs		(6,832)	-	(6,832)	-
Other expenses from ordinary activities		(107,459)	(90,435)	(107,459)	(90,435)
Loss from ordinary activities before income tax expense	15	(2,375,100)	(3,946,703)	(1,867,486)	(2,546,401)
Income tax attributable to ordinary activities	4	-	-	-	-
Loss from ordinary activities after income tax expense	15	(2,375,100)	(3,946,703)	(1,867,486)	(2,546,401)
Total changes in equity other than those resulting from transactions with owners as owners		(2,375,100)	(3,946,703)	(1,867,486)	(2,546,401)
Basic earnings per share (cents)	20	(5.1)	(11.3)		
Diluted earnings per share (cents)	20	(4.2)	(8.2)		

The accompanying notes form part of these financial statements.

Statement of Financial Position

As at 30 June 2003

	Note	Consolidated 2003 $	Consolidated 2002 $	Company 2003 $	Company 2002 $
CURRENT ASSETS					
Cash assets	23	22,912	178,894	22,912	178,894
Receivables	5	22,557	24,134	22,556	423,006
Other	6	13,570	15,400	13,570	15,400
TOTAL CURRENT ASSETS		59,039	218,428	59,038	617,300
NON-CURRENT ASSETS					
Receivables	5	-	-	398,874	-
Other financial assets	7	-	-	10,180,789	10,180,789
Property, plant and equipment	8	32,758	49,694	32,758	49,694
Other	9	1,759	3,591	1,759	3,591
Intangibles	10	8,671,746	9,179,359	-	-
TOTAL NON-CURRENT ASSETS		8,706,263	9,232,644	10,614,180	10,234,074
TOTAL ASSETS		8,765,302	9,451,072	10,673,218	10,851,374
CURRENT LIABILITIES					
Payables	11	510,639	117,947	510,639	117,947
TOTAL CURRENT LIABILITIES		510,639	117,947	510,639	117,947
NON-CURRENT LIABILITIES					
Interest bearing liabilities	12	20,797	30,241	20,797	30,241
Provisions	13	5,000	15,916	5,000	15,916
TOTAL NON-CURRENT LIABILITIES		25,797	46,157	25,797	46,157
TOTAL LIABILITIES		536,436	164,104	536,436	164,104
NET ASSETS		8,228,866	9,286,968	10,136,782	10,687,270
EQUITY					
Contributed equity	14	14,560,867	13,243,869	14,560,867	13,243,869
Accumulated losses	15	(6,332,001)	(3,956,901)	(4,424,085)	(2,556,599)
TOTAL EQUITY		8,228,866	9,286,968	10,136,782	10,687,270

The accompanying notes form part of these financial statements.

Statement of Cash Flows
For the Year Ended 30 June 2003

	Note	Consolidated 2003 $	Consolidated 2002 $	Company 2003 $	Company 2002 $
Cash Flows from Operating Activities					
Receipts from customers		-	-	-	-
Research & Development refund		146,728	-	146,728	-
Interest received		2,173	41,314	2,173	40,803
Payments to customers/operating costs		(1,236,043)	(2,474,014)	(1,236,043)	(2,473,503)
Net Cash Inflow (Outflow) From Operating Activities	23	(1,087,142)	(2,432,700)	(1,087,142)	(2,432,700)
Cash Flows from Investing Activities					
Purchase of fixed assets		(1,234)	(28,384)	(1,234)	(28,384)
Payment for property option		-	(11,900)	-	(11,900)
Net Cash Inflow (Outflow) From Investing Activities		(1,234)	(40,284)	(1,234)	(40,284)
Cash Flows from Financing Activities					
Proceeds from share issues-net		941,838	612,203	941,838	612,203
Cash from SolarMission Ltd acquisition		-	16,649	-	16,649
Repayments of borrowings		(9,444)	(5,661)	(9,444)	(5,661)
Net Cash Inflow from Financing Activities		932,394	623,191	932,394	623,191
Net Increase (Decrease) in Cash Held		(155,982)	(1,849,793)	(155,982)	(1,849,793)
Cash at beginning of financial year		178,894	2,028,687	178,894	2,028,687
Cash at end of financial year	23	**22,912**	**178,894**	**22,912**	**178,894**

The accompanying notes form part of these financial statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

(a) **Basis of Preparation**

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of EnviroMission Limited and its controlled entity, and EnviroMission Limited as an individual parent entity. EnviroMission Limited is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(b) **Going Concern**

The financial statements have been prepared on a going concern basis. The Company's present activities will be funded by existing working capital including equity funds raised since balance date of $200,000. Short term needs, over and above existing resources, will be met by placement and new share issues as and when required. The Company plans to fund the Solar Tower project through the development of commercial relationships with suppliers, contractors and power retailers.

(c) **Principles of Consolidation**

The consolidated financial statements are those of the economic entity, comprising EnviroMission Limited (the parent entity) and all other entities which EnviroMission Limited controlled from time to time during the year and at year end (see Note 16).

The consolidated financial statements include the information contained in the financial statements of EnviroMission Limited and each of its controlled entities as from the date the parent entity obtains control until such time as control ceases.

Where there is a loss of control of a controlled entity the consolidated financial statements include the results for the part of the reporting period during which the chief entity had control.

The financial statements of controlled entities are prepared for the same reporting period as the parent entity, using consistent accounting policies.

All intercompany balances and transactions, and unrealised profits arising from intra economic entity transactions have been eliminated in full.

(d) **Revenue**

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

(e) Income tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit from ordinary activities after allowing for permanent differences. Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of operating profit before income tax and taxable income are brought to account as either a provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

(f) Property, plant and equipment

Property, plant and equipment are carried at cost. Assets are depreciated over their estimated useful economic lives to the economic entity once the asset is ready for use.

Assets are not revalued at an amount above their recoverable amount, and when carrying values exceed this recoverable amount assets are written down. In determining recoverable amounts the expected net cash flows have not been discounted to their present value using a market determined risk adjusted discount rate. The depreciation rates used for each class of depreciable assets are on a straight line basis over the estimated useful life of the asset.

Class of Fixed Asset	Depreciation Rate
Furniture and Fixtures	25%
Office equipment	40%

(g) Other financial assets

Investments are valued at cost except where, in the opinion of the Directors, there has been a permanent diminution in the value of the investments, and a provision for diminution has been made. Directors periodically review the carrying values of investments assessing the underlying value of the investee company assets, in particular, intellectual property.

The parent entity's net asset position of $10,136,782 at 30 June 2003 is greater than the consolidated net assets of $8,228,866 at 30 June 2003. The Directors' of EnviroMission Limited do not believe the parent entity's investment in SolarMission Limited of $10,180,789 needs to be written down at 30 June 2003.

The Directors' of EnviroMission Limited believe that progress in the development of SolarMission Limited's intellectual property assets during the 30 June 2003 financial year indicates its investment of $10,180,789 (parent entity) is not carried at greater than recoverable amount.

(h) Licence Rights

Solar Tower project licence rights are valued in the accounts at cost of acquisition and are amortised over the period in which their benefit is expected to be realised, being 20 years.

EnviroMission Limited and its controlled entity have an exclusive Sub-License to build, own, operate and maintain one or more Solar Chimney Power Stations within the borders of the Commonwealth of Australia. This Sub-License expires if by 30 June 2004 an executed contract for the construction of at least one plant of a minimum total installed capacity of ten mega watts has not been signed.

The Directors are confident of renewal or extension of the Sub-License if the above has not been achieved by 30 June 2004.

(i) Leases

Finance leases, which effectively transfer to the entity substantially all of the risks and benefits associated with ownership of a leased item, are capitalised at the present value of the minimum lease payments, disclosed as leased assets and liabilities. The leased assets are amortised over the period the entity is expected to benefit from the use of the leased assets. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period. Operating lease payments, where the lessor effectively retains substantially all the risks and benefits of ownership of the leased items, are charged as expense items in the period in which they are incurred.

(j) Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 14 working days, net of bank overdrafts.

(k) Goods and services tax

Revenues and expenses and assets are recognised net of the amount of goods and services tax (GST) except;

(1) where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
(2) for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from or payable to the taxation authority is included as part of receivables or payables.

(l) Employee entitlements

(1) Wages and Salaries, Annual Leave and Sick Leave
Liabilities for wages and salaries are recognised, and are measured as the amount unpaid at balance date at current pay rates in respect of employees services up to that date.

(2) Long Service Leave
Liabilities for long service leave are recognised, and are measured as the present value of expected future payments to be made in respect of services provided by employees.

(m) Goodwill

Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for an ownership interest exceeds the fair value attributed to its net assets at the date of acquisition.

The directors wrote down goodwill on consolidation to recoverable amount in the 30 June 2002 financial year, from $933,351 to nil to reflect the Company's expected future cash flows to be derived from this asset.

(n) Recoverable Amount

The carrying amount of Non Current Assets is reviewed at balance date to determine whether it is in excess of the recoverable amount. If the carrying amount of Non Current Assets exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows are not discounted to their present value.

		Consolidated		Company	
		2003	2002	2003	2002
		$	$	$	$
2.	**REVENUE FROM ORDINARY ACTIVITIES**				
	Revenue from non operating activities:				
	Interest - Other corporations	2,173	41,314	2,173	40,635
	Research & Development refund	146,728	-	146,728	-
	Total revenue from ordinary activities	148,901	41,314	148,901	40,635
3.	**LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE**				
	Loss from ordinary activities before income tax expense has been arrived at after charging the following items:				
	Depreciation of plant & equipment	18,170	13,023	18,170	13,023
	Amortisation of Solar Tower license	507,614	507,612	-	-
		525,784	520,635	18,170	13,023
	Operating lease rental expense	55,105	52,687	55,105	52,687
4.	**INCOME TAX**				
	Prima facie tax (credit) on loss from ordinary activities applicable in country of operation:	712,530	1,184,011	560,246	763,921
	Tax effect of permanent differences:				
	Non-deductible expenses	104,556	343,994	74,100	65,870
	Tax effect of timing differences	(3,275)	4,775	(3,275)	4,775
	Income tax benefit not brought to account	611,249	835,242	489,421	693,276
	Income tax expense attributable to ordinary activities	-	-	-	-
	The estimate of income tax benefit arising from unconfirmed tax losses has not been brought to account at balance date as realisation of the benefit is not regarded as virtually certain. Losses for 2002 have been adjusted for income tax returns lodged.	1,665,666	1,054,417	1,184,727	695,306

The benefit of these losses will only be realised if:

(a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
(b) the conditions for deductibility imposed by tax legislation continue to be complied with; and
(c) no changes in tax legislation adversely affect the economic entity in realising the benefit.

		Consolidated		Company	
		2003 $	2002 $	2003 $	2002 $
5.	**RECEIVABLES**				
	CURRENT				
	Other debtors	3,500	-	3,500	-
	Input tax credits	18,232	23,309	18,231	23,307
	Receivable from SolarMission Technologies, Inc (director related)	825	825	825	825
	Loan to controlled entity	-	-	-	398,874
		22,557	24,134	22,556	423,006
	NON CURRENT				
	Loan to controlled entity	-	-	398,874	-
6.	**OTHER CURRENT ASSETS**				
	Prepaid expenses	1,670	-	1,670	-
	Rental bond	-	3,500	-	3,500
	Option over land – Buronga NSW	11,900	11,900	11,900	11,900
		13,570	15,400	13,570	15,400
7.	**OTHER FINANCIAL ASSETS**				
	Shares in controlled entities at cost (Note 16)	-	-	10,180,789	10,180,789
		-	-	10,180,789	10,180,789
8.	**PROPERTY, PLANT & EQUIPMENT**				
	Plant and equipment, at cost	64,392	63,157	64,392	63,157
	Accumulated depreciation	(31,634)	(13,463)	(31,634)	(13,463)
		32,758	49,694	32,758	49,694

		Consolidated		Company	
		2003	2002	2003	2002
		$	$	$	$
8.	**PROPERTY, PLANT & EQUIPMENT** (Continued)				
	Reconciliation of the carrying amounts of each class of property, plant & equipment at the beginning and the end of the financial year are set out below:				
	Furniture and office equipment				
	Carrying amount at 1 July	49,694	1,026	49,694	1,026
	Additions	1,234	61,691	1,234	61,691
	Disposals	-	-	-	-
	Depreciation	(18,170)	(13,023)	(18,170)	(13,023)
	Carrying amount at 30 June	32,758	49,694	32,758	49,694
9.	**OTHER NON CURRENT ASSETS**				
	Prepaid Interest	1,759	3,591	1,759	3,591

		Consolidated 2003 $	Consolidated 2002 $	Company 2003 $	Company 2002 $
10.	**INTANGIBLES**				
	Solar Tower Licence, at cost	10,152,284	10,152,284	-	-
	Accumulated amortisation	(1,480,538)	(972,925)	-	-
		8,671,746	9,179,359	-	-
11.	**PAYABLES - CURRENT**				
	Trade creditors	184,597	79,636	184,597	79,636
	Sundry creditors & accruals	326,042	38,311	326,042	38,311
		510,639	117,947	510,639	117,947
	Sundry creditors includes unhedged foreign currency payable of Euro 168,525 - equating to $288,570 at 30 June 2003. Euro 125,000 was settled on 31 July 2003. Refer note 22.				
12.	**INTEREST BEARING LIABILITIES - NON-CURRENT**				
	Hire purchase	20,797	30,241	20,797	30,241
	Payable				
	- not later than 1 year	8,238	7,615	8,238	7,615
	- later than 1 year but not later than 5 years	12,559	22,626	12,559	22,626
		20,797	30,241	20,797	30,241
	Less future finance charges (Note 9)	(1,759)	(3,591)	(1,759)	(3,591)
		19,038	26,650	19,038	26,650
	Hire purchase liabilities relate to computer equipment financing between 1 and 3 years.				
13.	**PROVISIONS**				
	Employee Entitlements	5,000	15,916	5,000	15,916
	The Company had 1 employee at 30 June 2003 (2002: 5)				
14.	**CONTRIBUTED EQUITY**				
	(a) Issued and paid up capital	14,560,867	13,243,869	14,560,867	13,243,869

	2003		2002	
	Number of Shares	$	Number of Shares	$
(b) Movements in issued capital				
Beginning of financial year	43,193,942	13,243,869	15,000,000	2,450,875
Issued during the year:				
2,500,000 ordinary fully paid shares, issued for 20 cents under a Prospectus dated 12 July 2001, less costs			2,500,000	428,721
Consideration shares issued to the vendors of SolarMission (formerly EnviroMission) on 31 July 2001			15,000,000	10,180,789
Conversion of Milestone options on 8 February 2002			8,926,554	8,926
Conversion of Milestone options on 20 February 2002			903,954	904
Conversion of Milestone options on 17 June 2002			169,492	169
693,942 ordinary fully paid shares issued for 25 cents on 19 June 2002 under a restricted placement			693,942	173,485
Ordinary fully paid shares issued for 25 cents between August & September 2002 under a restricted placement	1,327,386	331,847		
Conversion of options during September & October 2002 at 20 cents each ordinary share	800,000	160,000		
Placement of ordinary shares at 25 cents each to an investor on 1 October 2002	1,000,000	250,000		
Share allotment for services provided at 20 cents each ordinary share on 17 January 2003	1,200,000	240,000		
Ordinary fully paid shares issued at 25 cents each ordinary share between February and April 2003 pursuant to a placement	1,267,735	253,547		
Share allotment for services provided at 20 cents each ordinary share on 22 April 2003	675,800	135,160		
Cost associated with capital raising		(53,556)		
End of the financial year	49,464,863	14,560,867	43,193,942	13,243,869

(c) Movements in options

	2003		2002	
	Number of Options	Weighted average exercise price $	Number of Options	Weighted average exercise price $
Balance at beginning of year	21,375,000	0.062	-	-
- granted	2,400,000	0.051	31,375,000	0.043
- forfeited	-	-	-	-
- exercised	(800,000)	0.020	(10,000,000)	0.001
Balance at end of year	22,975,000	0.056	21,375,000	0.062

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.
At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

15. ACCUMULATED LOSSES

	Consolidated		Company	
	2003 $	2002 $	2003 $	2002 $
Accumulated losses				
Opening balance	(3,956,901)	(10,198)	(2,556,599)	(10,198)
Current period losses	(2,375,100)	(3,946,703)	(1,867,486)	(2,546,401)
Closing Balance	(6,332,001)	(3,956,901)	(4,424,085)	(2,556,599)

16. DETAILS OF CONTROLLED ENTITIES AND THE COMPANY

	Book value of Investment		Interest Held By the Economic Entity	
	2003 $	2002 $	2003 %	2002 %
Controlled Entities:				
SolarMission Limited	10,180,789	10,180,789	100	100

SolarMission Limited is incorporated in Australia and is audited by PKF (formerly Spencer & Co).

17. SEGMENT INFORMATION

The company operates in one industry and one geographic area only.

18. REMUNERATION OF DIRECTORS AND EXECUTIVES

	Consolidated		Company	
	2003 $	2002 $	2003 $	2002 $
(a) Directors' Remuneration				
Amounts received or due and receivable by the directors of the chief entity and related bodies corporate.	255,000	297,315	255,000	297,315
Number of directors of EnviroMission Limited whose remuneration falls within the following bands:				
$20,000 – $29,999	2	1	2	1
$30,000 - $39,999	1	-	1	-
$40,000 – $49,999	-	1	-	1
$100,000 – $110,000	-	1	-	1
$130,000 – $139,999	-	1	-	1
$180,000 – $189,999	1	-	1	-

Details of options granted to directors are set out in Note 21(c).

	Consolidated		Company	
	2003 $	2002 $	2002 $	2001 $
(b) Retirement benefits and superannuation contribution	-	-	-	-
(c) Executive Remuneration				
Remuneration received or due and receivable by executive officers of the economic entity and parent entity from the parent entity, entities in the economic entity and any related entities for management of the affairs of the parent entity and its subsidiaries, whose income is $100,000 or more.	124,571	660,127	124,571	660,127
The number of executives whose income was within the following bands:	**No.**	**No.**	**No.**	**No.**
$110,000 – $119,999	-	1	-	1
$120,000 – $129,999	1	1	1	1
$130,000 – $139,999	-	2	-	2
$140,000 – $149,999	-	1	-	1

During the 2002 financial year 375,000 Project Options exercisable at $0.30 and expiring on 28 February 2005 were issued to executives of EnviroMission for services during the Optimisation phase of the project. Options were issued in the following quantities to D Penkethman 200,000 and J Walker 175,000, former executives of the Company.

19. AUDITORS' REMUNERATION	Consolidated 2003 $	Consolidated 2002 $	Company 2003 $	Company 2002 $
Amounts received or due and receivable by PKF (formerly Spencer & Co) for:				
- an audit or review of the financial report of the entity and any other entity in the consolidated entity	18,000	10,000	18,000	10,000
- other services in relation to the entity and any other entity in the consolidated entity	3,000	19,300	3,000	19,300
	21,000	29,300	21,000	29,300

	Consolidated 2003	Consolidated 2002
20. EARNINGS PER SHARE		
Basic earnings / (loss) per share (cents)	(5.1)	(11.3)
Diluted earnings / (loss) per share (cents)	(4.2)	(8.2)
Weighted average number of ordinary shares used in the calculation of basic earnings per share.	46,670,206	34,835,401
Weighted average ordinary shares and potential ordinary shares used in the calculated of diluted earnings per share	56,808,562	48,302,159

	Consolidated 2003 $	Consolidated 2002 $
Earnings / (loss) (used in basic and diluted earnings per share calculation)	(2,375,100)	(3,946,703)

	2003 No.	2002 No.
Weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:		
Weighted average number of ordinary shares used in the calculation of basic EPS	46,670,206	34,835,401
Effect of consideration options	8,956,311	13,205,310
Effect of A and B options	151,456	261,448
Effect of initial investor options	1,030,589	-
Weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted EPS	56,808,562	48,302,159

The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary shares in the calculation of diluted earnings per share

	Expiry date	Exercise price	Company 2003 No.	Company 2002 No.
Project options	28.02.05	30 cents	375,000	375,000
Executive director options	30.11.05	30 cents	400,000	-
			775,000	375,000

Ordinary Shares Issued After Balance Date

Ordinary shares issued after balance date are detailed in Note 22, Subsequent Events

21. RELATED PARTY TRANSACTIONS

(a) The directors of EnviroMission Limited during the financial year were:

M H Thomas
R C Davey
G M Parkinson
S D Graves

(b) Details of directors' remuneration and retirement benefits are set out in Note 18.

(c) The aggregate number of shares and share options held by Directors of the Company and the economic entity and their Director related entities at balance date were:

Issuing Entity	Class of Share or Option	Consolidated 2003	2002
EnviroMission Limited	Ordinary Shares	21,588,925	21,588,925
	Options over ordinary shares	13,281,356	12,881,356

Directors and their director-related entities were entitled to receive any normal dividends on these ordinary shares. Directors disposed of no shares or options during the year. Directors and their director-related entities did not exercise any options during the year (2002: 8,587,570).

During the year the Company granted options over unissued ordinary shares to the following directors:

M H Thomas	200,000
G M Parkinson	200,000

Options were granted pursuant to resolutions passed at the annual general meeting of the company held on 28 November 2002 and are exercisable at 30 cents each ordinary share on or before 30 November 2005. The estimated value of the options to each director calculated at the date of grant using a Black-Scholes model was in the range $35,034 to $51,530.

A director and a directors' spouse made short term unsecured loans available of $110,000. Loans were repaid during the year.

Related party receivables are set out in Note 5.

SolarMission Technologies, Inc is a related party of director Mr Roger Davey.

Information relating to controlled entities is set out in Note 16. There were no transactions between the company and the controlled entity during the year (2002: Non-interest bearing loan provided to controlled entity of $398,874).

22. SUBSEQUENT EVENTS

The following shares have been issued subsequent to 30 June 2003 in relation to three placement issues to raise $200,000:

- 8 August 2003 – 666,667 fully paid ordinary shares at 15 cents raising $100,000
- 29 August 2003 – 333,333 fully paid ordinary shares at 15 cents raising $50,000
- 29 August 2003 – 333,333 fully paid ordinary shares at 15 cents raising $50,000

Included in each placement is a right to purchase up to an equivalent number of shares at 15 cents each until 31 December 2003. If each right is taken up in full an additional $200,000 may be raised.

A further 1,083,190 fully paid shares were issued at 20 cents each for services provided, $216,638.

23. NOTE TO STATEMENTS OF CASH FLOWS

	Consolidated		Company	
	2003 $	2002 $	2003 $	2002 $
For the purposes of this statement of cash flows, cash includes cash on hand and in 'at call' deposits with banks, net of bank overdrafts. Cash at the end of the year is shown in the statement of financial position as:				
Cash assets	22,912	178,894	22,912	178,894
(a) Reconciliation of net cash provided by operating activities to operating loss after income tax.				
Operating (loss) after income tax	(2,375,100)	(3,946,703)	(1,867,486)	(2,546,401)
Non cash flows in operating loss:				
Depreciation/amortisation expense	525,784	1,453,986	18,170	13,023
Changes in assets and liabilities:				
Increase/(decrease) in payables	767,852	(240,691)	767,852	92,778
Decrease/(increase) in merger costs	-	254,692	-	254,692
Increase/(decrease) in provisions	(10,916)	15,916	(10,916)	15,916
Decrease/(increase) in receivables and prepayments	5,238	30,099	5,238	(262,708)
Net Cash Outflow from Operating Activities	(1,087,142)	(2,432,700)	(1,087,142)	(2,432,700)
b) Acquisition of Entities				
During the year the Company acquired 100% of SolarMission Limited.				
Details of the transaction are:				
Purchase consideration	-	10,180,789	-	10,180,789
Shares issued in consideration				
Assets acquired and liabilities held at acquisition date				
Cash	-	16,649	-	-
Receivables	-	17,435	-	-
Property, plant & equipment	-	2,023	-	-
Intangibles	-	9,644,670	-	-
Payable	-	(433,339)	-	-
	-	9,247,438	-	-
Goodwill on consolidation	-	933,351	-	-
	-	10,180,789	-	10,180,789

c) Non-cash financing and investing activities

(i) Share issue, 2002 financial year:
The company issued 15 million shares for value of $10,180,789 for the purchase price of SolarMission Limited.

(ii) During the 2002 financial year the Company acquired plant and equipment with an aggregate value of $32,310 by means of hire purchase finance. The acquisitions are not reflected in the statement of cash flows.

(iii) During the year the Company issued a total of 1,875,800 ordinary fully paid shares at 20 cents each for services provided, $375,160.

24. FINANCIAL INSTRUMENTS

(a) Interest Risk

The economic entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, at balance date, are as follows:

	Interest Bearing		Non Interest Bearing		Total Carrying Value as per Statement of Financial Position		Weighted Average Effective Interest Rate	
	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 %	2002 %
Financial Assets								
Cash	22,912	178,894	-	-	22,912	178,894	3.30	3.30
Receivables	-	-	22,557	24,134	22,557	24,134	-	-
Total Financial Assets	22,912	178,894	22,557	24,134	45,469	203,028		
Financial Liabilities								
Payables	-	-	510,639	117,947	510,639	117,947	-	-
Hire Purchase Commitments	20,797	30,241	-	-	20,797	30,241	7.99	7.99
Total Financial Liabilities	20,797	30,241	510,639	117,947	531,436	148,188		

(b) Net Fair Values

The aggregate net fair values of financial assets and liabilities are the same as the carrying amounts.

(c) Credit Risk

The maximum credit risk exposure is represented by the carrying amounts of assets. There is no significant credit risk exposure.

25. LEASE COMMITTMENTS

	Consolidated		Company	
	2003 $	2002 $	2003 $	2002 $
Operating Lease				
Non-cancellable operating leases contracted for but not capitalised in the financial statements				
Payable:				
- not later than 1 year	5,032	43,925	5,032	43,925
- later than 1 year but not later than 5 years	-	3,675	-	3,675
	5,032	47,600	5,032	47,600

The property lease is a non-cancellable lease with a two year term expiring 31 July 2003. The lease does not provide for a further term.

INDEPENDENT AUDIT REPORT

TO MEMBERS OF ENVIROMISSION LIMITED

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both EnviroMission Limited (the Company) and its controlled entity (the Consolidated Entity), for the year ended 30 June 2003. The Consolidated Entity comprises both the Company and the entity it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

(a) examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

(b) assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of EnviroMission Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2003, and of their performance for the year ended on that date, and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Inherent Uncertainty Regarding Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter:

As disclosed in Note 1(b), the financial statements have been prepared on a going concern basis. The ability of the economic entity to continue as a going concern is dependent upon it continuing to secure sufficient funding from capital raisings by placement and new share issues for it to meet its current liabilities and ongoing administrative expenses.

If the above capital raisings are not forthcoming and the company is unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the normal course of business and at amounts different to those stated in the financial statements.

PKF
Chartered Accountants

D Garvey
Partner

Melbourne 25 September 2003

Shareholder Information as at 29 September 2003

DISTRIBUTION OF ORDINARY SHARES

Number of members by size of holding and the total number of ordinary shares on issue:

Ordinary Shares	Number of Holders	Number of Shares
1 – 1,000	10	6,470
1,001 – 5,000	242	831,158
5,001 – 10,000	255	2,303,746
10,001 – 100,000	314	9,672,028
100,001 and over	49	39,067,984
Total Shares on Issue	**870**	**51,881,386**

The number of shareholders holding less than a marketable parcel is 156.

SUBSTANTIAL SHAREHOLDERS

Name of Substantial Shareholder	Interest in Number of Shares *Beneficial & Non Beneficial*
SolarMission Technologies, Inc	16,949,151
Kathleen Anne Marie Graves	2,259,886
Canterbury Mint Pty Ltd	2,259,874

There is no current on market buy- back.

VOTING RIGHTS

At meetings of members:

(a) each member entitled to vote may vote in person or by proxy, attorney or representative;

(b) on a show of hands, every person present who is a member or a proxy, attorney or representative of a member has one vote; and

(c) on a poll, every person present who is a member or a proxy, attorney or representative, one vote for the share;

   (i) for each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, one vote for the share;

   (ii) for each partly paid share, only the fraction of one vote which the amount paid (not credited) on the share bears to the total amounts paid and payable on the share (excluding amounts credited),

subject to any rights or restriction attached to any shares or class or classes of shares.

Shareholder Information as at 29 September 2003

TOP 20 SHAREHOLDERS AT 29 SEPTEMBER 2003

Holder	Ordinary Shares	% of total issued
SolarMission Technologies, Inc	16,949,151	32.67
UBS Private Clients Australia Nominees Pty Ltd	2,281,851	4.40
Canterbury Mint Pty Ltd	2,259,874	4.36
Dapgof Pty Ltd	1,500,000	2.89
Paxform Pty Ltd	1,412,430	2.84
Mr Rodney Dufficy	1,250,000	2.41
Australian Investment Syndicate Pty Ltd	1,000,000	1.93
ANZ Nominees Limited	852,400	1.64
Toni Michelle Ralston	750,000	1.45
Ms Heather Blanch	706,215	1.36
Schlaich Bergermann Solar GmbH	703,596	1.36
Mr Charles Wells	701,000	1.35
Mr RS & Mrs J Dongray (Super Fund a/c)	615,000	1.19
Mr R Bergermann	527,697	1.02
Jorg Schlaich	527,697	1.02
Mr James McDermott	514,800	0.99
Flightways Airservices Pty Ltd	400,000	0.77
Dawnfield Investments Pty Ltd	377,000	0.73
Mr Jay Eisen	343,000	0.66
Mr Paul Temple	337,441	0.65

As at 29 September 2003, the 20 largest shareholders held 34,009,152 shares representing 65.57% of the issued share capital.

TOP 22 OPTIONHOLDERS AT 29 SEPTEMBER 2003 (UNQUOTED)

Holder	Options	% of total issued
SolarMission Technologies, Inc	10,169,492	44.26
Kathleen Anne Marie Graves	1,355,933	5.90
Canterbury Mint Pty Ltd	1,355,923	5.90
Dronstand Pty Ltd	1,000,000	4.35
Dantill Pty Ltd	1,000,000	4.35
Mindell Pty Ltd	1,000,000	4.35
Paxform Pty Ltd	847,457	3.69
Spring Valley Nominees Pty Ltd	725,000	3.16
Heather Blanch	423,729	1.84
Bayhill Pty Ltd	400,000	1.74
Dunkheld Pty Ltd	400,000	1.74
Monocan Nominees Pty Ltd	320,000	1.39
M.A.P. Nominees Pty Ltd	305,000	1.33
Claverdon (Vic) Pty Ltd	266,666	1.16
Barbara Anne Shrives	254,237	1.11
Beau Jason Quarry	254,237	1.11
GWE Nominees Pty Ltd	250,000	1.09
Tezet Pty Ltd	233,333	1.02
Alimond Pty Ltd	200,000	0.87
Geoff Parkinson	200,000	0.87
Pauline Penkethman	200,000	0.87
Martin Thomas	200,000	0.87

As at 29 September 2003, the 22 largest option holders held 21,361,097 options representing 93% of the issued, unquoted options.